UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 27, 2025	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of December 31, 2024, and for the three and twelve months ended December 31, 2024 and 2023

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
December 31, 2024
(In thousands of US dollars)

		December 31,	December 31,
		2024	2023
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	1,963,838	2,047,452

Investment securities	3,4,6	1,201,930	1,022,131

Loans	3,4,7	8,383,829	7,220,520

Customers' liabilities under acceptances	3,4	245,065	261,428
Derivative financial instruments - assets	3,4,10	22,315	157,267
Equipment, leases and leasehold improvements, net		19,676	16,794
Intangibles assets		3,663	2,605
Other assets	11	18,357	15,595
Total assets		11,858,673	10,743,792

Liabilities and Equity
Liabilities:
Deposits:
Demand deposits		440,029	510,195
Time deposits		4,972,695	3,897,954
	3,4,12	5,412,724	4,408,149
Interest payable		49,177	42,876
Total deposits		5,461,901	4,451,025

Securities sold under repurchase agreements	3,4,13	212,931	310,197
Borrowings and debt, net	3,4,14	4,352,316	4,351,988
Interest payable		37,508	49,217

Lease liabilities	3,15	19,232	16,707
Acceptances outstanding	3,4	245,065	261,428
Derivative financial instruments - liabilities	3,4,10	141,705	40,613
Allowance for losses on loan commitments and financial guarantee contract	3,4	5,375	5,059
Other liabilities	16	45,431	53,734
Total liabilities		10,521,464	9,539,968

Equity:
Common stock		279,980	279,980
Treasury stock		(105,601)	(110,174)
Additional paid-in capital in excess of value assigned to common stock		124,970	122,046
Capital reserves	22	95,210	95,210
Regulatory reserves	22	149,666	136,019
Retained earnings		792,005	673,281
Other comprehensive income		979	7,462
Total equity		1,337,209	1,203,824
Total liabilities and equity		11,858,673	10,743,792
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and twelve months ended December 31, 2024 and 2023
(In thousands of US dollars, except earnings per share data)

		Three months ended December 31,		Twelve months ended December 31,
	Notes	2024	2023	2024	2023
Interest income:
Deposits		19,610	24,048	92,549	80,622
Investment securities		14,466	10,073	50,806	32,426
Loans		163,329	159,825	641,677	566,212
Total interest income	19	197,405	193,946	785,032	679,260
Interest expense:
Deposits		(74,977)	(65,701)	(300,890)	(217,042)
Securities sold under repurchase agreements	13	(2,400)	(1,815)	(11,675)	(9,232)
Borrowings and debt	14	(52,906)	(60,714)	(212,636)	(219,219)
Lease liabilities	15	(184)	(151)	(620)	(584)
Total interest expense	19	(130,468)	(128,381)	(525,821)	(446,077)

Net interest income		66,937	65,565	259,211	233,183

Other income (expense):
Fees and commissions, net	18	11,906	10,091	44,401	32,519
(Loss) gain on financial instruments, net	9	(620)	1,866	(483)	(45)
Other income, net		202	265	507	462
Total other income, net	19	11,488	12,222	44,425	32,936

Total revenues		78,425	77,787	303,636	266,119

Provision for credit losses	3,19	(4,038)	(9,953)	(17,299)	(27,463)

Operating expenses:
Salaries and other employee expenses		(14,314)	(13,450)	(51,923)	(47,232)
Depreciation of equipment and leasehold improvements		(700)	(602)	(2,499)	(2,280)
Amortization of intangible assets		(312)	(220)	(1,064)	(814)
Other expenses		(7,571)	(7,177)	(24,978)	(22,172)
Total operating expenses	19	(22,897)	(21,449)	(80,464)	(72,498)
Profit for the period/year		51,490	46,385	205,873	166,158

Per share data:
Basic earnings per share (in US dollars)	17	1.40	1.27	5.60	4.55
Weighted average basic shares (in thousands of shares)	17	36,790	36,540	36,740	36,481
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and twelve months ended December 31, 2024
(In thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Profit for the period/year	51,490	46,385	205,873	166,158

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(8,253)	4,984	(7,597)	286
Reclassification of gains (losses) on financial instruments to the consolidates statement of profit or loss	(21)	(491)	1,114	(949)

Other comprehensive income	(8,274)	4,493	(6,483)	(663)

Total comprehensive income for the period/year	43,216	50,878	199,390	165,495
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the twelve months ended December 31, 2024 and 2023
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the year	—	—	—	—	—	166,158	—	166,158
Other comprehensive income	—	—	—	—	—	—	(663)	(663)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	5,471	—	—	—	—	5,471
Exercised options and stock units vested	—	2,775	(2,775)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,489)	—	(36,489)
Balances at December 31, 2023	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	1,203,824

Profit for the year	—	—	—	—	—	205,873	—	205,873
Other comprehensive income	—	—	—	—	—	—	(6,483)	(6,483)
Issuance of restricted stock	—	1,038	(1,038)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	7,497	—	—	—	—	7,497
Exercised options and stock units vested	—	3,535	(3,535)	—	—	—	—	—
Regulatory credit reserve	—	—	—	—	4,549	(4,549)	—	—
Dynamic provision	—	—	—	—	9,098	(9,098)	—	—
Dividends declared	—	—	—	—	—	(73,502)	—	(73,502)
Balances at December 31, 2024	279,980	(105,601)	124,970	95,210	149,666	792,005	979	1,337,209
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the twelve months ended December 31, 2024
(In thousands of US dollars)

	Notes	2024	2023
Cash flows from operating activities
Profit for the year		205,873	166,158
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation and amortization of equipment, leasehold improvements		2,499	2,280
Amortization of intangible assets		1,064	814
Gain on remeasurement - lease liability		—	(36)
Provision for credit losses	3	17,299	27,463
Realized gain on financial instruments at FVTPL	9	(251)	—
Realized gain on financial instruments at FVOCI	9	(68)	—
Loss on sale of financial instruments at amortized cost	9	—	3,858
Compensation cost - share-based payment		7,497	5,471
Net changes in hedging position and foreign currency		(33,197)	37,894
Disposal of equipment and leasehold improvements		12	3
Derecognition of intangible assets		—	20
Interest income	19	(785,032)	(679,260)
Interest expense	19	525,821	446,077
Changes in operating assets and liabilities:
Restricted and pledged deposits		(83,523)	(9,734)
Loans		(1,214,308)	(406,064)
Other assets		(3,057)	(7,376)
Due to depositors		1,004,574	1,217,433
Other liabilities		(9,107)	26,691
Cash flows (used in) provided by operating activities		(363,903)	831,692
Interest received		773,839	642,862
Interest paid		(532,652)	(412,440)
Net cash (used in) provided by operating activities		(122,716)	1,062,114

Cash flows from investing activities:
Acquisition of equipment, leases and leasehold improvements		(1,813)	(761)
Acquisition of intangible assets		(2,122)	(1,335)
Proceeds from the sale of securities at amortized cost		—	59,432
Proceeds from the redemption of securities at amortized cost		298,655	298,429
Proceeds from the redemption of securities at FVOCI		—	78,600
Purchases of securities at amortized cost		(388,291)	(435,321)
Purchases of securities at FVOCI		(86,449)	(11,811)
Net cash used in investing activities		(180,020)	(12,767)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(97,266)	9,699
Net (decrease) increase in short-term borrowings and debt	14	(58,529)	(500,650)
Proceeds from long-term borrowings and debt	14	1,191,695	496,342
Payments of long-term borrowings and debt	14	(826,432)	(221,306)
Payments of lease liabilities	15	(1,091)	(1,032)
Dividends paid		(72,778)	(36,268)
Net cash provided by (used in) financing activities		135,599	(253,215)

(Decrease) increase net in cash and cash equivalents		(167,137)	796,132
Cash and cash equivalents at beginning of the year		1,987,068	1,190,936
Cash and cash equivalents at end of the year	5	1,819,931	1,987,068
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 25, 2024.

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2023, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans, outstanding principal balance

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,940,390	—	—	2,940,390
Grades 5 - 6	0.42-3.81	4,665,509	297,384	—	4,962,893
Grades 7 - 8	3.82-34.52	383,560	71,289	—	454,849
Grades 9 - 10	34.53-100	—	—	17,040	17,040
		7,989,459	368,673	17,040	8,375,172
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		7,943,824	348,633	4,557	8,297,014

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances:

	December 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	545,855	—	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	—	636,747
Grades 7 - 8	3.82-34.52	226,278	5,500	—	231,778
		1,402,781	11,599	—	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	204,421	—	—	204,421
Grades 5 - 6	0.42-3.81	1,155	—	—	1,155
Grades 7 - 8	3.82-34.52	39,489	—	—	39,489
		245,065	—	—	245,065
		1,647,846	11,599	—	1,659,445
Loss allowance		(4,815)	(560)	—	(5,375)
Total		1,643,031	11,039	—	1,654,070

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2		Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	457,901	—		—	457,901
Grades 5 - 6	0.75 - 3.80	416,786	24,996		—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550		—	164,023
		1,035,160	28,546		—	1,063,706
Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—		—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—		—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—		—	95,981
		261,428	—		—	261,428
		1,296,588	28,546		—	1,325,134
Loss allowance		(3,905)	(1,154)	—	—	(5,059)
Total		1,292,683	27,392		—	1,320,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost:

	December 31, 2024
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	1,007,762	—	—	1,007,762
Grades 5 - 6	0.42-3.81	72,388	10,427	—	82,815
		1,080,150	10,427	—	1,090,577
Loss allowance		(1,133)	(178)	—	(1,311)
Total		1,079,017	10,249	—	1,089,266

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912
Securities at FVOCI:

	December 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	98,771	—	—	98,771
		98,771	—	—	98,771
Loss allowance - FVOCI		(23)	—	—	(23)
Total - Fair value		98,748	—	—	98,748

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,825	—	—	11,825
		11,825	—	—	11,825
Loss allowance - FVOCI		(1)	—	—	(1)
Total - Fair value		11,824	—	—	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents information of the current and past due balances of loans:

	December 31, 2024	December 31, 2023
Current	8,358,132	7,185,460
Past due (1)	17,040	10,107
Total	8,375,172	7,195,567

(1) Past due loans are classified in Stage 3.

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the year	(17,950)	(879)	—	(18,829)
New financial assets originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances:

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the year	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the year	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Write-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Securities at FVOCI:

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Net effect of changes in allowance for expected credit losses	1			1
New financial assets originated or purchased	21	—	—	21
Allowance for expected credit losses as of December 31, 2024	23	—	—	23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the year	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

The loss allowance for losses for securities at FVOCI as of December 31, 2024 and 2023 for $23 thousand and $1 thousand, respectively are included in Other comprehensive income.
The following table provides a reconciliation between:
–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
–The provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

December 31, 2024	Loans at amortized cost	Loan commitments and financial guarantee contracts		Securities			Total
				At amortized cost		FVOCI
Net effect of changes in allowance for expected credit losses	7,984	158		(393)		1	7,750
Financial instruments that have been derecognized during the year	(29,530)	(3,807)		(630)		—	(33,967)
New financial assets originated or purchased	39,159	3,965		371		21	43,516
Total	17,613	316	—	(652)	—	22	17,299

December 31, 2023	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities		Total
			At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	15,313	(37)	1,741	—	17,017
Financial instruments that have been derecognized during the year	(18,829)	(2,824)	(1,292)	(11)	(22,956)
New financial assets originated or purchased	28,870	4,292	238	2	33,402
Total	25,354	1,431	687	(9)	27,463

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
Loans at amortized cost:	2024	2023
Credit-impaired loans at beginning of year	6,898	21,561
Classified as credit-impaired during the year	1,472	—
Change in allowance for expected credit losses	2,832	6,181
Interest income	146	300
Write-offs	—	(21,144)
Recoveries	1,135	—
Credit-impaired loans at end of year	12,483	6,898

	December 31,
Securities at amortized cost:	2024	2023
Investments at amortized cost with credit impairment at beginning of year	—	4,002
Change in allowance for expected credit losses	(331)	1,249
Interest income	—	3
Write-offs	—	(5,254)
Recoveries	331	—
Credit-impaired for investments at amortized cost at end of year	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Principal balance Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Principal balance Securities at amortized cost
	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023
Carrying amount - principal	8,375,172	7,195,567	245,065	261,428	1,090,577	999,544
Amount committed/guaranteed	—	—	1,414,380	1,063,706	—	—

Concentration by sector
Corporations:
Private	4,394,226	3,192,357	913,266	727,379	606,249	582,877
State-owned	963,775	1,204,471	82,241	115,542	11,854	20,619
Financial institutions:
Private	2,521,065	2,248,150	140,287	97,381	353,273	311,870
State-owned	413,775	464,917	523,651	384,832	28,264	35,149
Sovereign	82,331	85,672	—	—	90,937	49,029
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Concentration by industry
Financial institutions	2,934,840	2,713,067	663,938	482,213	398,390	351,463
Manufacturing	2,364,969	1,702,514	555,844	464,433	365,954	346,140
Oil and petroleum derived products	950,225	1,330,526	95,878	106,518	87,902	95,144
Agricultural	448,366	239,498	32,229	22,546	—	—
Services	639,701	465,113	163,396	108,632	113,323	84,840
Mining	267,581	328,415	51,413	26,329	14,676	9,690
Sovereign	82,331	85,672	—	—	53,908	49,029
Other	687,159	330,762	96,747	114,463	56,424	63,238
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Concentration by sector and industry at fair value OCI:

	Securities FVOCI
	December 31,
	2024	2023
Carrying amount - principal	98,748	11,824

Concentration by sector
Financial institutions:
State-owned	98,748	11,824
Total	98,748	11,824

Concentration by industry
Financial institutions	98,748	11,824
Total	98,748	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at amortized cost:

	Principal balance - Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Principal balance - Securities at amortized cost

	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023
Carrying amount - principal	8,375,172	7,195,567	292,542	261,428	1,090,577	999,544
Amount committed/guaranteed	—	—	1,310,208	1,063,706	—	—

Concentration by country
Argentina	109,989	52,264	248	—	—	—
Australia	—	—	—	—	9,784	4,803
Belgium	17,632	14,223	—	—	14,868	—
Bolivia	—	—	1,000	4,270	—	—
Brazil	1,242,830	1,008,633	188,125	83,932	23,863	31,009
Canada	11,742	22,599	26,413	24,996	44,050	38,508
Chile	451,288	454,885	50,976	16,423	37,114	79,495
China	15,000	15,000	—	—	—	—
Colombia	908,811	938,897	82,225	67,545	14,864	23,837
Costa Rica	351,514	284,709	55,263	51,895	8,001	7,988
Dominican Republic	851,951	637,199	122,057	157,986	—	4,705
Ecuador	217,682	190,628	269,369	259,597	—	—
El Salvador	70,163	82,500	20,000	—	—	—
France	91,746	27,454	46,573	96,249	14,897	—
Germany	—	—	15,000	15,000	29,632	14,750
Guatemala	998,379	704,012	113,028	100,227	—	—
Honduras	214,695	221,672	1,625	975	—	—
Ireland	—	—	—	—	14,281	14,976
Israel	—	—	—	—	—	4,788
Italy	1,738	—	—	—	—	14,660
Jamaica	43,176	101,858	—	—	—	—
Japan	9,362	12,037	—	—	61,286	38,548
Korea	—	—	—	—	14,349	1,839
Luxembourg	—	89,833	—	—	—	—
Mexico	1,018,753	838,495	184,208	83,561	27,633	62,229
Netherlands	—	—	25,764	800	—	—
Norway	—	—	—	—	9,764	9,838
Panama	452,130	374,364	22,243	29,301	71,270	33,977
Paraguay	191,843	186,426	230	230	—	—
Peru	413,588	536,236	356,978	223,460	30,459	30,635
Puerto Rico	22,320	—	10,000	—	—	—
Singapore	280,491	145,807	6,514	7,057	—	—
Trinidad and Tobago	166,952	132,783	—	—	—	—
Spain	—	—	8	—	—	—
Sweden	—	—	—	—	14,798	—
United States of America	134,437	74,139	7,114	—	611,068	539,727
United Kingdom	74,311	37,314	—	—	38,596	43,232
Uruguay	12,649	11,600	54,484	101,630	—	—
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at fair value OCI:

	Securities at FVOCI
	December 31,
	2024	2023
Carrying amount - principal	98,748	11,824

Concentration by sector
Multilateral	98,748	11,824
Total	98,748	11,824

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets:

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities:

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(212,931)	—	(212,931)	239,046	564	26,679

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(354,636)	—	(354,636)	239,046	117,307	1,717

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	December 31,
	2024	2023
At the end of the year	264.58%	205.80%
Year average	181.75%	177.20%
Maximum of the year	335.28%	357.00%
Minimun of the year	107.20%	111.50%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2024				December 31, 2023
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,650	—	1,650	1,650	1,904	—	1,904
Other O.E.C.D countries	41	—	41		—	—	—
Latin America	3	—	3		7	—	7
Other countries	—	—	—		1	—	1
Multilareal	125	99	224		75	12	87
Total	1,819	99	1,918		1,987	12	1,999
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2024	2023
(in millions of USD dollars)
Demand and "overnight" deposits	694	748
Demand and "overnight" deposits to total deposits	12.82%	17.00%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
	2024	2023
(in millions of USD dollars)
Total liquid assets	1,919	1,999
Total assets to total liabilities	35.45%	45.40%
Total liquid assets in the Federal Reserve of the United States of America	53.21%	94.30%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of USD dollars)	2024	2023
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,127	4,087
Average term (days)	187	197
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of USD dollars)	2024	2023
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,438	4,119
Average term (days)	1,388	1,381

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,963,838
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,789,567	2,099,162	1,683,342	3,630,515	291,830	12,494,416	11,571,912

Liabilities
Deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(212,931)
Borrowings and debt	(1,089,794)	(636,362)	(591,934)	(2,012,423)	(38,012)	(4,368,525)	(4,352,316)
Interest payable - Borrowings and debt	(49,113)	(51,997)	(83,583)	(261,617)	(9,413)	(455,723)	(37,508)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,663,574)	(1,285,760)	(1,055,544)	(2,591,965)	(61,317)	(10,658,160)	(10,225,593)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,346,319

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Loans and letter of credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year		1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—		—	—	2,048,021	2,047,452
Securities	10,992	89,836	110,816		886,944	32,117	1,130,705	1,022,131
Loans	1,935,474	1,775,280	1,524,298		2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983		90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097		3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)		(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—		—	—	(317,951)	(310,197)
Borrowings and debt	(775,690)	(675,928)	(896,341)		(1,963,189)	(54,127)	(4,365,275)	(4,351,988)
Interest payable - Borrowings and debt	(80,776)	(70,386)	(93,339)		(204,431)	(5,635)	(454,567)	(49,217)
Lease liabilities	(284)	(286)	(572)		(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)		(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	—	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994		1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345		16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,191		15,000	—	490,625
Loans and letter of credit commitments	20,000	39,497	37,546		130,430	—	227,473
Total	481,378	183,256	237,082		161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)		1,121,577	206,448	632,712

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2024		December 31, 2023
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	1,020,858	1,020,858	1,884,204	1,884,204
Cash and balances with other bank (1)	799,073	799,073	102,864	102,864
Total Liquidity reserves	1,819,931	1,819,931	1,987,068	1,987,068
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2024		December 31, 2023
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	143,907	1,819,931	60,384	1,987,068
Notional of investment securities	558,981	665,715	400,825	619,533
Loans at amortized cost - outstanding principal balance	—	8,375,172	—	7,195,567
Total	702,888	10,860,818	461,209	9,802,168

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held
for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities - principal	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans - principal balance	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held
for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchance rate	6.17	1.04	157.28	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total Assets	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total liabilities	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822

	December 31, 2023
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchance rate	4.85	1.10	141	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total Assets	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total liabilities	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	98,748	—	98,748

Derivative financial instruments - assets:
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,800	—	121,800

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	11,865	—	11,865

Derivative financial instruments - assets:
Interest rate swaps	—	11,358	—	11,358
Cross-currency swaps	—	145,909	—	145,909
Total derivative financial instrument assets	—	157,267	—	157,267
Total assets at fair value	—	169,132	—	169,132

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	790	—	790
Cross-currency swaps	—	39,823	—	39,823
Total derivative financial instruments - liabilities	—	40,613	—	40,613
Total liabilities at fair value	—	40,613	—	40,613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	December 31, 2024
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,963,838	1,964	—	1,964	—
Securities at amortized cost (1)	1,102,444	1,104,215	—	1,104,215	—
Loans at amortized cost (2)	8,383,829	8,574	—	8,574	—
Customers' liabilities under acceptances	245,065	245	—	245	—

Liabilities
Deposits	5,461,901	5,462	—	5,462	—
Securities sold under repurchase agreements	212,931	213	—	213	—
Borrowings and debt, net	4,352,316	4,422	—	4,422	—
Acceptances outstanding	245,065	245	—	245	—

	December 31, 2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $13.2 million and the allowance for expected credit losses of $1.3 million as of December 31, 2024 (accrued interest receivable of $12.4 million and the allowance for expected credit losses of $1.6 million as of December 31, 2023).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $117.9 million, the allowance for expected credit losses of $78.2 million and unearned interest and deferred fees of $31.1 million as of December 31, 2024 (accrued interest receivable of $109.1 million, the allowance for expected credit losses of $59.4 million and unearned interest and deferred fees of $24.7 million as of December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2024	2023
Demand deposits (1)	1,817,238	1,969,102
Time deposits	146,600	78,350
Total cash and due from banks	1,963,838	2,047,452

Less time deposits with original maturity over 90 days and other restricted deposits (2)	143,907	60,384
Total cash and cash equivalents	1,819,931	1,987,068

The following table presents the pledged and restricted deposits classified by country risk:

	December 31,
	2024	2023
Country:
Canada	—	5,342
Chile	20,000	—
Germany	29,263	5,775
Japan	18,120	14,820
Panama	1,600	—
Spain	10,300	—
Switzerland	—	13,747
United Kingdom	254	—
United States of America (2)	64,370	20,700
Total	143,907	60,384

(1) Demand deposits includes $1,021 million (2023: $1,884 million) at Federal Reserve of United States of America.

(2) As a December 31, 2024 includes restricted deposit of $25 million (2023: $18 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investments securities

Securities are presented as follows:

December 31, 2024	Amortized cost		FVOCI (1)	Total
Principal	1,090,577		98,748	1,189,325
Interest receivable	13,178		738	13,916
Gross amount	1,103,755	—	99,486	1,203,241
Allowance (1)	(1,311)		—	(1,311)
Total	1,102,444		99,486	1,201,930

December 31, 2023	Amortized cost	FVOCI (1)	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Gross amount	1,011,898	11,865	1,023,763
Allowance (1)	(1,632)	—	(1,632)
Total	1,010,266	11,865	1,022,131

(1)As of December 31, 2024 and 2023, the loss allowance for losses for securities at FVOCI for $23 thousand and $1 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 to 5 years	813,012	11,824	824,836
After 5 to 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	December 31,
	2024	2023
Securities pledged to secure repurchase transactions	239,046	342,271

Securities sold under repurchase agreements	(212,931)	(310,197)
As of December 31, 2023, sales were made for $63.5 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.7 million and losses on sale of $3.9 million attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	December 31,
	2024	2023
Loans - principal balance	8,375,172	7,195,567
Interest receivable	117,931	109,082
Unearned interest and deferred fees	(31,116)	(24,719)
Gross balance	8,461,987	7,279,930
Loss allowances	(78,158)	(59,410)
Loans, net	8,383,829	7,220,520

During the year 2024, the Bank sold loans measured at FVTPL for $67 million, realizing a gain of $$251 thousand and FVOCI for $20 million, realizing a gain of $68 thousand, recognized in the line loss on financial instruments, net..

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2024	2023
Fixed interest rate	4,932,569	3,875,937
Floating interest rates	3,529,418	3,403,993
Total	8,461,987	7,279,930
As of December 31, 2024, 75.0% (2023:71%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 4.63% to 16.28% (2023:1.95% to16.10%).
The following table details information relating to loans granted to class A and B shareholders:

	December 31,
	2024	2023
Class A and B shareholder loans	556,000	397,300
% Loans to class A and B shareholders over total loan portfolio	7%	6%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	10%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2024	2023
Documentary letters of credit	536,350	345,608
Stand-by letters of credit and guarantees - commercial risk	520,285	490,626
Commitments loans	348,223	227,472
Commitments letter of credit	9,522	—
Total	1,414,380	1,063,706

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2024	2023
Up to 1 year	1,160,323	901,716
From 1 to 2 years	145,127	84,581
Over 2 to 5 years	100,643	77,409
More than 5 years	8,287	—
Total	1,414,380	1,063,706

9.(Loss) gain on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(809)	3,901	(802)	3,813
Realized gain (loss) on financial instruments at FVTPL	200	(1,922)	251	—
Loss on sale of financial instruments at amortized cost	—	(113)	—	(3,858)
Realized gain on financial instruments at FVOCI	—	—	68	—
Loss others on loans	(11)	—	—	—
Total	(620)	1,866	(483)	(45)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)

	December 31, 2023
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)At December 31, 2024 the notional amounts of derivative financial instruments include $1,234.5 million ($639.64 million at December 31, 2023) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $525.8 million ($307.8 million at December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits	307,000	3,564	—	600	12
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Deposits	—	(132,667)	Demand deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Deposits	—	(236,942)	Demand deposits	(588)	(588)
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,802)
Total	20,719	(983,924)		(24,061)	(38,993)

(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	115,263	—	115,263
Over 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	—	(4)	(4)	—	4	4
Securities at amortized cost	—	58	58	—	(58)	(58)
Deposits	16	25	41	(142)	(10)	(152)
Repurchase agreements	91	—	91	14	—	14
Borrowings and debt	346	(8)	338	(516)	6	(510)
Interest rate and foreign exchange risk
Loans	—	1	1	—	(1)	(1)
Borrowings and debt	(555)	(148)	(703)	1,074	127	1,201
Total	(102)	(76)	(178)	430	68	498

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	2	—	2	7	7	14
Securities at amortized cost	37	—	37	144	—	144
Deposits	19	—	19	12	—	12
Borrowings and debt	174	—	174	176	—	176
Interest rate and foreign exchange risk			—
Loans	—	—	—	—	(26)	(26)
Borrowings and debt	1,611	—	1,611	2,908	—	2,908
Total	1,843	—	1,843	3,247	(19)	3,228

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowing and Debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line (Loss) gain on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line (Loss) gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	Cross currency swaps
	December 31,
	2024	2023
Less than 1 year	454,581	643,464
Over 1 to 2 years	303,441	206,496
Over 2 to 5 years	418,137	409,742
More than 5 years	29,268	43,686
Total	1,205,427	1,303,388

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	(24)	(24)	2	24	26
Borrowings and debt	(64)	(106)	(170)	(621)	99	(522)
Total	(64)	(130)	(194)	(619)	123	(496)

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	33	—	33	281	(682)	(401)
Foreign exchange risk
Deposits	—	—	—	—	57	57
Borrowings and debt	—	(2)	(2)	—	142	142
Total	33	(2)	31	281	(483)	(202)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	December 31,
	2024	2023
Accounts receivable	2,996	4,844
Prepaid expenses	3,342	2,174
Prepaid fees and commissions	468	451
Interest receivable - deposits	1,307	1,603
IT projects under development	5,113	1,802
Improvement project under development	709	396
Severance fund	2,508	2,169
Other	1,914	2,156
Total	18,357	15,595

12. Deposits

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	December 31,		December 31,
	2024	2023	2024	2023
Demand	440,029	510,195	440,029	510,195
Up to 1 month	2,797,904	2,026,454	1,793,178	1,336,379
From 1 to 3 months	1,162,833	704,765	999,506	758,728
From 3 to 6 months	585,542	517,359	1,092,876	675,106
From 6 month to 1 year	342,460	570,033	901,145	892,221
From 1 to 2 years	73,642	77,843	158,621	216,430
From 2 to 5 years	10,314	1,500	27,369	19,090
Total	5,412,724	4,408,149	5,412,724	4,408,149

The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2024	2023
Aggregate amount of $100,000 or more	5,411,881	4,407,608
Aggregate amount of deposits in the New York Agency	1,581,865	1,250,524

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Interest expense on deposits made in the New York Agency	22,273	19,045	88,668	53,885

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.Securities sold under repurchase agreements

The following table details the financing under repurchase agreement:

	December 31,
	2024	2023
Financing transactions under repurchase agreements	212,931	310,197

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Interest expense on financing contracts under repurchase agreement	3,119	2,847	11,675	9,232

Financing contracts under repurchase agreements generate interest range from 4.49% to 5.36% (2023: 2.27% to 6.05%) with several maturities up to October 16, 2026.
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2024, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
	1,652,536	834	874,078	1,824,868	4,352,316

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988
As indicated in Note 6, as of December 31, the repurchase agreements were secured by investments classified as amortized cost by the amount of $239,046 million (2023: $342,271 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	December 31,
	2024	2023
Short-term borrowings:
At fixed interest rates	1,353,048	732,336
At floating interest rates	299,488	905,970
Principal	1,652,536	1,638,306
Less: Transaction costs	(421)	(262)
Total short-term borrowings, net	1,652,536	1,638,044

Short-term debt:
At fixed interest rates	835	1,536
At floating interest rates	—	85,065
Principal	835	86,601
Less: Transaction costs	(1)	(40)
Total short-term debt, net	834	86,561

Total short-term borrowings and debt	1,653,370	1,724,605

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.50% to 5.87%	5.44% to 6.50%
Range of floating interest rates on borrowings in U.S. dollars	5.13% to 5.24%	6.08% to 6.33%
Range of fixed interest rates on borrowings in Mexican pesos	11.15%	—
Range of floating interest rates on borrowings and debt in Mexican pesos	10.69% to 10.74%	11.77% to 12.65%
Range of fixed interest rates on borrowings and debt in Euros	3.39% to 3.87%	—
Range of floating interest rates on borrowings and debt in Euros	—	4.51% to 4.69%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2024	2023
US dollar	1,404,689	1,084,872
Euros	76,313	63,508
Mexican peso	172,368	576,527
Total	1,653,370	1,724,907

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2024	2023
Long-term borrowings:
At fixed interest rates until August 2027	60,308	—
At floating interest rates with due dates from March 2026 to September 2029	817,534	537,775
Principal	877,842	537,775
Less: Transaction costs	(3,764)	(1,904)
Total long-term borrowings, net	874,078	535,871

Long-term debt:
At fixed interest rates with due dates from January 2025 to November 2034	1,293,378	1,456,290
At floating interest rates with due dates from February 2026 to November 2031	537,373	641,530
Principal	1,830,751	2,097,820
Less: Prepaid commissions	(5,883)	(6,308)
Total long-term debt, net	1,824,868	2,091,512

Total long-term borrowings and debt, net	2,698,946	2,627,383

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% to 6.15%	1.35% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.44% to 6.31%	6.32% to 7.31%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.62% to 11.52%	11.70% to 11.95%
Range of fixed interest rates on debt in Japanese yens	0.77% to 1.54%	0.40% to 1.35%
Range of fixed interest rates on debt in Euros	0.90%	0.90% to 3.75%
Range of fixed interest rates on debt in Australian dollars	6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss franc	—%	0.35%
Range of fixed interest rates on debt in Peruvian sol	7.00%	—%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2024	2023
US dollar	1,355,773	1,149,021
Mexican peso	1,170,304	1,241,023
Japanese yen	112,671	113,642
Euro	31,063	88,018
Peruvian soles	25,020	—
Australian dollar	9,133	27,286
Sterling pound	4,629	4,716
Swiss franc	—	11,889
Total	2,708,593	2,635,595

Future payments of long-term borrowings and debt outstanding as of December 31, 2024, are as follows:

Outstanding
2025	659,016
2026	623,394
2027	861,324
2028	287,007
2029	239,991
2031	28,728
2034	9,133
Carrying amount - principal	2,708,593

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2024	2023
Balance as of January 1,	4,351,988	4,416,511
Net decrease in short-term borrowings and debt	(58,529)	(500,650)
Proceeds from long-term borrowings and debt	1,191,695	496,342
Payments of long-term borrowings and debt	(826,432)	(221,306)
Change in foreign currency rates	(303,485)	157,440
Fair value adjustment due to hedge accounting relationship	(3,369)	2,126
Other adjustments	448	1,525
Balance as of December 31,	4,352,316	4,351,988

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2024	2023
Due within 1 year	1,931	1,717
After 1 to 5 years	8,213	6,540
After 5 to 10 years	13,827	12,368
Total undiscounted lease liabilities	23,971	20,625

Short-term	1,217	1,143
Long-term	18,015	15,564
Total lease liabilities included in the condensed consolidated interim statement of financial position	19,232	16,707
Amounts recognized in the condensed consolidated interim statement of cash flows:

	December 31,
	2024	2023
Payments of lease liabilities	1,091	1,032
Amounts recognized in condensed consolidated interim statement of profit or loss:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Interest on lease liabilities	(184)	(146)	(620)	(584)

16. Other liabilities

Following is a summary of other liabilities:

	December 31,
	2024	2023
Accruals and other accumulated expenses	31,806	24,120
Funds received for debt repayment	—	14,735
Accounts payable	6,236	5,143
Unearned commissions	7,305	9,652
Others	84	84
Total	45,431	53,734

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
(Thousands of U.S. dollars)
Profit for the period	51,490	46,385	205,873	166,158

(U.S. dollars)
Basic earnings per share	1.40	1.27	5.60	4.55

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,790	36,540	36,740	36,481

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Structured loans	3,725	3,503	10,220	7,427
Documentary and stand-by letters of credit	6,940	5,870	26,542	21,463
Commitments loand and letters of credit	1,585	1,162	7,710	4,675
Other commissions, net	55	146	1,011	—
Total fee and commission income	12,305	10,536	45,483	33,565
Fess and commission expense	(399)	(445)	(1,082)	(1,046)
Total	11,906	10,091	44,401	32,519
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

December 31, 2024
Up to 1 year	4,424
From 1 to 2 years	1,770
More than 2 years	517
Total	6,711

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	163,329	34,076	197,405	641,677	143,355	785,032
Interest expense	(147)	(130,321)	(130,468)	(496)	(525,325)	(525,821)
Inter-segment net interest income	(103,767)	103,767	—	(410,222)	410,222	—
Net interest income	59,415	7,522	66,937	230,959	28,252	259,211
Other income (expense), net	12,167	(679)	11,488	45,436	(1,011)	44,425
Total income	71,582	6,843	78,425	276,395	27,241	303,636

Provision for credit losses	(4,250)	212	(4,038)	(17,930)	631	(17,299)
Operating expenses	(17,809)	(5,088)	(22,897)	(63,983)	(16,481)	(80,464)
Segment profit	49,523	1,967	51,490	194,482	11,391	205,873

Segment assets				8,649,283	3,192,339	11,841,622
Segment liabilities				265,826	10,210,207	10,476,033

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	159,825	34,121	193,946	566,212	113,048	679,260
Interest expense	(120)	(128,261)	(128,381)	(467)	(445,610)	(446,077)
Inter-segment net interest income	(101,683)	101,683	—	(361,997)	361,997	—
Net interest income	58,022	7,543	65,565	203,748	29,435	233,183
Other income (expense), net	10,672	1,550	12,222	33,792	(856)	32,936
Total income	68,694	9,093	77,787	237,540	28,579	266,119

Provision for credit losses	(10,025)	72	(9,953)	(26,785)	(678)	(27,463)
Operating expenses	(17,110)	(4,339)	(21,449)	(57,324)	(15,174)	(72,498)
Segment profit	41,559	4,826	46,385	153,431	12,727	166,158

Segment assets				7,498,230	3,231,534	10,729,764
Segment liabilities				279,853	9,206,381	9,486,234

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Profit for the year	51,490	46,385	205,873	166,158

Assets:
Assets from reportable segments			11,841,622	10,729,764
Other assets - unallocated			17,051	14,028
Total			11,858,673	10,743,792

Liabilities:
Liabilities from reportable segments			10,476,033	9,486,234
Other liabilities - unallocated			45,431	53,734
Total			10,521,464	9,539,968

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31,
	2024	2023
Assets:
Demand deposits	1,509	2,263
Loans, net	179,235	61,440
Securities	21,095	14,373
Total asset	201,839	78,076

Liabilities:
Time deposits	574,360	319,344

Contingencies:
Stand-by letters of credit	1,646	150

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Interest income:
Loans	2,684	1,075	10,276	3,143
Securities at amortized cost	196	110	777	220
Total	2,880	1,185	11,053	3,363
Interest expense:
Deposits	(8,288)	(6,068)	(35,425)	(8,409)

Net interest income (expenses)	(5,408)	(4,883)	(24,372)	(11,042)

Other income (expense):
Fees and commissions, net	1	(109)	3	427
Net income from related parties	(5,407)	(4,992)	(24,369)	(10,615)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Expenses:
Compensation costs to directors	950	670	2,391	1,910
Compensation costs to executives	2,115	1,167	11,461	8,067
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.
Loans and deposits to/from related parties were made at rates comparable to market rates of interest.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of December 31, 2024, and 2023, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of December 31, 2024, and 2023 was 264.6% and 205.8%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of December 31, 2024 and 2023 was 47.2% and 93.4%, respectively.
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. As of December 31, 2024, the capital adequacy index may not be less, at any time, than 8.5% (including the capital conservation buffer of 0.50% required for 2024, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 6.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2024	2023
Capital funds	1,341,031	1,206.753
Risk-weighted assets	9,873.772	8,898.408
Capital adequacy index	13.60%	13.56%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2024	2023
Ordinary capital	1,195,922	1,070,734
Non-risk-weighted assets	12,220,660	10,994,085
Leverage ratio	9.8%	9.7%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	December 31,
	2024	2023
Dynamic asset reserve	145,117	136,019
Regulatory reserve for individual credits	4,549	—
Total regulatory reserves	149,666	136,019
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
As of December 31, 2024, and 2023, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $145 million (2023: $136 million), appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Agreement No. 11-2019, amended by Agreement No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Agreements No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,549 million as of December 31, 2024.

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific Provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses under IFRS (*):	51,427	14,248	—	5,441	7,042	78,158

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial Institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total	7,153,118	32,342	—	—	10,107	7,195,567

Specific Provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses IFRS (*):	45,958	6,554	—	—	6,898	59,410
(1) As of December 31, 2024, and 2023, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of December 31, 2024, and 2023, the restructured loans are for $67.5 million and $40.5 million respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2024
Loans at amortized cost	Current	Past due	Delinquent	Total
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

	December 31, 2023
Loans at amortized cost	Current	Defaulters	Past due	Total
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total	7,185,460	—	10,107	7,195,567

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable		Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107		17,040
Total	—	—	—	6,933	10,107	—	17,040

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31,
	2024	2023
Non-accruing loans:
Private corporations	17,040	10,107

Interest that would be reversed if the loans had been classified as non-accruing loans	474	328
As of December 31, 2024, and 2023, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Subsequent events
Dividends declared
The Bank announced a quarterly cash dividend of $0.625 US dollar cents per share corresponding to the fourth quarter of 2024. The cash dividend was approved by the Board of Directors on February 25, 2025 and was paid on March 25, 2025 to the Bank’s stockholders as of March 10, 2025 record date.
Securities Issuance Process - Colombian Market
On February 14, 2025, through Resolution No. 0124 of January 29, 2025, the Colombian Financial Superintendence authorized the Bank to register and publicly offer ordinary bonds for up to COP$300 billion Colombian pesos in the National Registry of Securities and Issuers (“RNVE”).